Filed Pursuant to Rule 433

Registration Statement File No. 333-289041

Issuer Free Writing Prospectus dated October 30, 2025

Relating to Preliminary Prospectus Supplement dated October 30, 2025

HUBBELL INCORPORATED

$400,000,000 4.800% Senior Notes due 2035

This free writing prospectus relates only to the securities described below and should be read together with Hubbell Incorporated’s preliminary prospectus supplement dated October 30, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated July 29, 2025 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Hubbell Incorporated

Title of Securities:	4.800% Senior Notes due 2035 (the “Notes”)

Principal Amount:	$400,000,000

Maturity:	November 15, 2035

Coupon (Interest Rate):	4.800%

Issue Price (Price to Public):	99.131% of principal amount

Benchmark Treasury:	4.250% due August 15, 2035

Spread to Benchmark Treasury:	+82 bps

Benchmark Treasury Price and Yield:	101-08+; 4.091%

Yield to Maturity:	4.911%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2026

Optional Redemption Provisions:	Treasury plus 15 basis points prior to August 15, 2035 (the date that is three months prior to the scheduled maturity date of the Notes).

At any time on or after August 15, 2035 (the date that is three months prior to the scheduled maturity date of the Notes), we may redeem the Notes at par.

Accrued and unpaid interest, if any, will be paid up to, but excluding, the optional redemption date.

Change of Control Offer:	As described in the Preliminary Prospectus Supplement.

Legal Format:	SEC-registered

Trade Date:	October 30, 2025

Settlement Date:	T+10; November 14, 2025

Joint Book-Running Managers:	BofA Securities, Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC

Senior Co-Managers:	Citigroup Global Markets Inc.
M&T Securities, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc.
Citizens JMP Securities, LLC
Morgan Stanley & Co. LLC

CUSIP:	443510 AL6

ISIN:	US443510AL67

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / A- (positive / stable / stable)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The underwriters expect to deliver the securities to purchasers on or about November 14, 2025, which will be the tenth business day following the date of pricing of the securities (such settlement cycle being herein referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the business day before the delivery of the securities will be required, by virtue of the fact that the securities initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the securities who wish to trade the securities prior to the business day before the delivery of the securities should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at (800) 294-1322, HSBC Securities (USA) Inc. toll-free at (866) 811-8049 or J.P. Morgan Securities LLC collect at (212) 834-4533.